FEDERATED INCOME SECURITIES TRUST

Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

November 18, 2010

EDGAR Operations Branch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:         FEDERATED INCOME SECURITIES TRUST (the “Trust” or “Registrant”)
Federated Floating Rate Strategic Income Fund
Institutional Shares
Federated Global Macro Bond Fund
Institutional Shares

1933 Act File No. 33-03164
1940 Act File No. 811-4577

Dear Mr. O’Connell:

The Registrant is filing this correspondence to respond to your comments on its Rule 485(a) Post-Effective Amendment No. 91 and Rule 485(a) Post-Effective Amendment No. 92 submitted via EDGAR on September 15, 2010 and September 21, 2010, respectively.

PROSPECTUS COMMENTS:

Specific for:

FEDERATED FLOATING RATE STRATEGIC INCOME FUND

1. Comment: Under “What are the Fund’s Main Investment Strategies?”, please further describe “leveraged loans”. See Federated Global Macro Bond Fund “What are the Fund’s Main Investment Strategies?”, for acceptable disclosure.

Response: Per your comment, the disclosure has been further described.

Specific for:

FEDERATED GLOBAL MACRO BOND FUND

1. Comment:  Since “Global” is in the Fund’s name, the 40% test is required and also add disclose in the strategy section since investors will expect a certain amount to be invested in overseas markets.  See below as an acceptable example taken from Cohen and Steers Institutional Global Realty Shares.

Under normal market conditions, the Fund will invest significantly (at least 40%—unless market conditions are not deemed favorable by the Advisor, in which case the Fund would invest at least 30%) in real estate companies organized or located outside the U.S. or doing a substantial amount of business outside the U.S. The Fund will allocate its assets among various regions and countries, including the United States (but in no less than three different countries). The Fund considers a company that derives at least 50% of its revenue from business outside the U.S. or has at least 50% of its assets outside the U.S. as doing a substantial amount of business outside the U.S. The Fund is not limited in the extent to which it may invest in real estate equity securities of companies domiciled in emerging market countries.

Response: At the outset, we note that Rule 35d-1 does not apply to an investment strategy or to the world "global" (see Questions 9 and 10 of the Names Rule Q&A available at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm).

The fund pursues a "global macro," as compared to a traditional "global" investment strategy. The term "global macro" is a type of investment strategy pursuant to which an investor (or its advisor) monitors the overall economic and political views of various countries and currencies, on the basis of its analysis, selects the most advantageous combination of fixed-income market(s) and sectors in which to invest. While it is possible to have simultaneous exposure to many countries or geographic regions under this type of a strategy, it is also possible to have a more focused exposure when an investor (or its advisor) determines to be appropriate. The registrant did not incorporate the suggested disclosure into the fund's registration statement since it is not representative of a "global macro" fixed-income investment strategy.

2. Comment: The investment strategy discloses:

“This investment process is designed to capture the depth of experience and focus of each of the Adviser’s fixed-income sector teams–government, corporate, mortgage-backed, asset-backed, high-yield and international.”

Therefore, the disclosure under “Portfolio Management Information” as presented, does not meet the requirements of Item 10(a) (2) under Form N-1A, please reconcile.

Response: Per your comment, the disclosure has been reconciled.

For Both:

FEDERATED FLOATING RATE STRATEGIC INCOME FUND AND FEDERATED GLOBAL MACRO BOND FUND PROSPECTUS

1. Comment: It is not necessary to include both a summary and statutory prospectus cover page. Please make the statutory prospectus cover page with the table of contents the first/only cover page.

Response: Per your comment, the cover pages have been corrected.

2. Comment: In the Fee Table, please reformat the first 2 separate headings to one line and place a parenthetical around “Fees Paid Directly From Your Investment”.

Response: Per your comment, the headings in the fee table have been conformed to Form N-1A.

3. Comment: In the Fee Table, please, confirm that there are no acquired fund fees and expenses.

Response: Acquired fund fees and expenses are disclosed in the fee table.

4. Comment: In the Fee Table footnote please, delete all references to “voluntary and/or voluntarily”.

Response: In response to your comment, Federated is not removing the words “voluntary and/or voluntarily" from the footnote to the fee table. This response is consistent with Federated’s discussions with the Staff and responses to prior Staff comments on the fee table, (see correspondence filing for Federated Fixed Income Securities, Inc., dated November 20, 2009). Moreover, as explained previously to the Staff, Federated believes that the disclosure is more accurate with the word “voluntary” and/or “voluntarily” included. The Board did not require the Adviser or its affiliates to agree to fee limits. The Adviser and its Affiliates "voluntarily" agreed to impose fee limits and to subject the limitation or increases to Board approval.

5. Comment: The fee example does not reflect the fee waiver which may reduce the fees for the first year; however, this is not required.

Response: The Staff’s comment has been noted.

6. Comment: The “Portfolio Turnover” disclosure is too varied from Form N-1A disclosure, please conform to Form disclosures.

Response: Instruction 1(b) of Item 3 under Form N-1A permits a Fund to “modify the narrative explanations if the explanation contains comparable information to that shown”. Federated maintains that its “Portfolio Turnover” disclosure is consistent with these instructions.

7. Comment: Under “What are the Fund’s Main Investment Strategies?” and “What are the Fund’s Investment Strategies?” sections,  please state the quality rating of each category or state “of any quality” as applicable.

Response: Per your comment, revisions have been made to the relevant disclosure items.

8. Comment: Under “What are the Fund’s Main Investment Strategies?”, the final sentence pertains to derivatives.  Please confirm that the derivatives listed are all the derivatives deemed to be a principal investment.  Please see Barry Miller’s letter to the ICI on derivatives which includes observations on what should be disclosed.

Response: Per your comment, the disclosure has been confirmed.

9. Comment: Under “What are the Fund’s Main Investment Strategies?” and “What are the Fund’s Investment Strategies?” sections, if a principal investment; please; (a) add disclosure about investing in securities of other investment companies and short sales following the derivatives disclosure; (b) disclose the amount of investments in these securities; and (c) if the Fund is going to short sell please add “Dividends on Short Sales” in the fee table.

Response: In response to your comment: (a) securities that are a principal investment have been added to the strategy sections; (b) the Fund does not have a fixed limitation on its investments in other investment companies, but rather is permitted to invest in these investments to the maximum extent permitted under the Investment Company Act of 1940; and (c) the Fund does not short sell and has revised its disclosure to remove references to the word “short”.

10. Comment: “Agent Insolvency Risk”, please include disclosure if the risk is dependent on the agent to pursue loans.

Response: Per your comment, revisions to the relevant disclosure item have been made.

11. Comment: “Risks Associated with Noninvestment-Grade Securities”, please state that noninvestment grade bonds are also known as “junk bonds”.

Response: Per your comment, the relevant disclosure item has been revised.

12. Comment: “Risk of Short Strategies”, in the first sentence, please consider adding “seek to” before the word “benefit”:

The Fund may use derivative contracts to “seek to” benefit from a decline in the value of a Reference Instrument (a “short strategy”).

Response: As noted in response to Item 9, we have revised the format (but not the substance) of the relevant disclosure Item to remove the references to “short”.

13. Comment: Under “Fund Management” please add the specific month and year of the portfolio managers’ service date to the Fund.

Response: Per your comment, the disclosure has been added.

14. Comment: Under “What are the Fund’s Investment Strategies?” the Fund discloses a “negative” duration, please (a) further describe what a negative duration is; and (b) add a duration example relative to the Fund’s duration parameters.

Response: Regarding (a), we explain negative duration in the interest rate risk disclosure. Per your comment (b), a duration example has been added to the risk disclosure.

15. Comment: Under “What are the Fund’s Investment Strategies?” the Fund discloses investment in derivatives to “Obtain premiums from the sale of derivative contracts”. If the Fund is selling Credit Default Swaps please confirm to the Staff that the Fund will cover the full notional value of the CDS.

Response: In response to your comment, we refer you to the 3rd paragraph under “Asset Segregation” in the SAI which was included at the instruction of the Staff.

16. Comment: Under “What are the Specific Risks of Investing in the Fund?” since “Investing in Securities of Other Investment Companies” is listed as a principal security, please add to the prospectus, corresponding risk disclosure, (example: such as the effect of large redemptions of other funds in the underlying fund).

Response: In response to your comment, please see our disclosure in "Frequent Trading Policies" in response to item 11 of form N1-A which was prepared in correspondence with the Form.

17. Comment: Under “What are the Specific Risks of Investing in the Fund?”, “Credit Risks”, for clarification, please add “in part” to the first sentence of the third paragraph:

“The senior secured corporate loans and corporate debt securities in which the Fund invests in part, generally are subject to less credit risk than unsecured high yield bonds (also known as “junk bonds”).”

Response: In response to your comment, we feel that the disclosure, as originally drafted, is sufficient.

18. Comment: “Advisory Fees”: The Fee Table discloses Adviser waivers of fund operating expenses which technically can not be changed until the next effective prospectus or the annual Board review of the Advisory contract, therefore the SEC views Advisory fees as contractual. Please add contractual disclosure to Advisory fees and list all exclusions, including acquired fund fees, if applicable.

Response: In response to your comment, we have revised the format (but not the substance) of the relevant disclosure Item.

19. Comment: Under “Portfolio Management Information” please add the specific month and year of the portfolio managers’ service date to the Fund.

Response: Per your comment, the disclosure has been added.

SAI COMMENTS:

For Both:

FEDERATED FLOATING RATE STRATEGIC INCOME FUND AND FEDERATED GLOBAL MACRO BOND FUND PROSPECTUS

1. Comment: To the extent that the Investment Strategy disclosed in the SAI is the same as the prospectus, please apply the same comments to the SAI Investment Strategy.

Response: We have incorporated revisions in response to your comments.

2. Comment: Please add disclosure about the additional securities listed in the SAI to the SAI Investment Strategy, (ex. dollar rolls).

Response: Per your comment disclosure has been added.

3. Comment: Money Market Funds can exclude “bank instruments”, please confirm that this is also correct for this Fund’s Concentration limitation.

Response: We have confirmed that the Fund’s Concentration limitation disclosure is accurate.

4. Comment: “Investment Adviser:” please disclose if acquired fund fees are also exclusions of the Fund’s operating expenses.

Response: In response to your comment, we have revised the format (but not the substance) of the relevant disclosure Item.

5. Comment: Under “Portfolio Manager Information”, for those portfolio managers who are listed as an “affiliated fund manager” or whose disclosure includes the statement “The Fund will gain exposure to __________securities by investing in another fund”, please clarify if the portfolio manager listed will also manage those same assets of the Fund if it is invested in directly.

Response: Per your comment the disclosure has been clarified.

If you have any questions on the enclosed material, please contact me at (412) 288-6812.

Very truly yours,

/s/ Diane J. Palmer
Diane J. Palmer
Senior Paralegal

Enclosures